# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Great Elm Capital Corp., CIK 0001675033
CUSIP: 390320703
Title of class of securities: Common Stock, $0.01 Par Value (the "Common Stock")
Address of issuer's principal executive offices: 3801 PGA BOULEVARD, SUITE 603, PALM BEACH GARDENS, Colorado (CO), 33410
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013594-25-001334
Filed by CIK 0001346543

## Reporting persons
- Northern Right Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 176,187; shared voting power 207,784; sole dispositive power 176,187; shared dispositive power 207,784; aggregate amount beneficially owned 383,971 (2.8% of the class)
  Comment: Note to Rows 5 and 7: Northern Right Capital Management, L.P. (as defined herein) may be deemed to beneficially own 176,187 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein).
  
  Note to Rows 6 and 8: Northern Right Capital Management, L.P. may be deemed to beneficially own 207,784 shares of Common Stock currently held by Northern Right Capital (QP), L.P. (as defined herein) and Northern Right Long Only Master Fund LP (as defined herein).
- Northern Right Capital (QP), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 149,911; shared voting power 0; sole dispositive power 149,911; shared dispositive power 0; aggregate amount beneficially owned 149,911 (1.1% of the class)
- Northern Right Long Only Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 57,873; sole dispositive power 0; shared dispositive power 57,873; aggregate amount beneficially owned 57,873 (0.4% of the class)
- Northern Right Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 57,873; sole dispositive power 0; shared dispositive power 57,873; aggregate amount beneficially owned 57,873 (0.4% of the class)
  Comment: Note to Rows 6 and 8: Northern Right Fund GP LLC (as defined herein) may be deemed to beneficially own 57,873 shares of Common Stock currently held by Northern Right Long Only Master Fund LP.
- BC Advisors LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 383,971; sole dispositive power 0; shared dispositive power 383,971; aggregate amount beneficially owned 383,971 (2.8% of the class)
  Comment: Note to Rows 6 and 8: BC Advisors, LLC (as defined herein) may be deemed to beneficially own 383,971 shares of Common Stock currently held by Northern Right Capital (QP), L.P. and the Managed Accounts.
- Drapkin Matthew A: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 76,333; shared voting power 383,971; sole dispositive power 76,333; shared dispositive power 383,971; aggregate amount beneficially owned 460,304 (3.3% of the class)
  Comment: Note to Rows 6 and 8: Matthew A. Drapkin may be deemed to beneficially own 383,971 shares of Common Stock currently held by Northern Right Capital (QP), L.P., Northern Right Long Only Master Fund LP and the Managed Accounts.

## Item 1. Issuer
Name of issuer: Great Elm Capital Corp.
Address of issuer's principal executive offices: 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, FL 33410

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

* Northern Right Capital Management, L.P. ("Northern Right Management"),

* Northern Right Capital (QP), L.P. ("Northern Right QP"),

* Northern Right Long Only Master Fund LP ("NRC LO"),

* Northern Right Fund GP LLC ("NRC Fund GP"),

* BC Advisors, LLC ("BCA"), and

* Matthew A. Drapkin ("Mr. Drapkin").
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 9 Old Kings Highway South, 4th Floor, Darien, Connecticut 06820.
Citizenship: Northern Right Management and Northern Right QP are Texas limited partnerships. NRC LO is a Cayman Islands exempted limited partnership. NRC Fund GP and BCA are Delaware limited liability companies. Mr. Drapkin is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2026, Northern Right Capital Management, L.P. beneficially owned 383,971 shares of Common Stock.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 149,911 shares of Common Stock (the "QP Shares"), which represent approximately 1.1% of the outstanding shares of Common Stock.

NRC LO beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 57,873 shares of Common Stock (the "LO Shares"), which represent approximately 0.4% of the outstanding shares of Common Stock.

Northern Right Management, in its capacity as general partner of Northern Right QP, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares. Northern Right Management, in its capacity as investment manager for NRC LO, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. Northern Right Management, in its capacity as investment manager for the Managed Accounts, may be deemed to have the sole power to vote or to direct the vote of (and the sole power to dispose or direct the disposition of) the 176,187 shares of the Common Stock held by the Managed Accounts. In the aggregate, such shares represent approximately 1.3% of the outstanding shares of Common Stock. Northern Right Management disclaims beneficial ownership of all of the shares of Common Stock held by each of Northern Right QP, NRC LO and the Managed Accounts, in each case except to the extent of its pecuniary interest therein.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent 2.8% of the outstanding shares of Common Stock.

NRC Fund GP, as general partner of NRC LO, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. NRC Fund GP disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 76,333 shares of Common Stock. Mr. Drapkin, as managing member of BCA and NRC Fund GP, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA and NRC Fund GP. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 3.3% of the outstanding shares of Common Stock.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in Item 4 of this Statement.
Percent of class: The following percentage is based on 13,892,045 Common Stock outstanding as of April 27th, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 4, 2026.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 on the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 7, 2022.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Northern Right Capital Management, L.P.: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member of BC Advisors, LLC, the general partner of Northern Right Capital Management, L.P. (05/15/2026)
- Northern Right Capital (QP), L.P.: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Man. Mem. of BC Advisors, LLC, gen. part. of Northern Right Capital Mgmt, L.P. the gen. part. of Northern Right Capital (QP), L.P. (05/15/2026)
- Northern Right Long Only Master Fund LP: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member of Northern Right Fund GP LLC, the general partner of Northern Right Long Only Master Fund LP (05/15/2026)
- Northern Right Fund GP LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (05/15/2026)
- BC Advisors LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (05/15/2026)
- Drapkin Matthew A: /s/ Matthew A. Drapkin, Matthew A. Drapkin (05/15/2026)